SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:
          an indicative announcement on the transfer of shares of Sinopec Corp., made on October 14, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                       China Petroleum & Chemical Corporation

                                                              By: /s/ Chen Ge
                                                                Name: Chen Ge
                                   Title: Secretary to the Board of Directors

Date: October 15, 2004

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
    (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)
                               (Stock code: 386)

      Indicative announcement on the transfers of shares of Sinopec Corp.
                     pursuant to share transfer agreements
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                                 SPECIAL NOTICE

Sinopec Corp. and all members of the board of directors of Sinopec Corp. confirm that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules.
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China Petroleum & Chemical Corporation ("Sinopec Corp.") received on 14th
October 2004 notices from its shareholders namely the China Development Bank ("CDB"), China Cinda Asset Management Corporation ("Cinda") and China Petrochemical Corporation ("Sinopec Group Company") respectively that Cinda would transfer 5,000,000,000 state-owned shares of Sinopec Corp. to Sinopec Group Company and CDB would transfer 6,143,000,000 state-owned shares of Sinopec Corp. to Sinopec Group Company under two separate share transfer agreements (the "Share Transfers").

1.    Background Information on the Share Transfers

Cinda and CDB have each entered into a share transfer agreement with Sinopec Group Company (hereunder referred to as "Cinda Agreement" and "CDB Agreement" respectively). Under the Cinda Agreement, Cinda agreed to transfer 5,000,000,000 state-owned shares of Sinopec Corp. held by it (representing 5.767% of the total number of shares of Sinopec Corp.) to Sinopec Group Company. Under the CDB Agreement, CDB agreed to transfer 6,143,000,000 state-owned shares of Sinopec Corp. held by it (representing 7.085% of the total issued share capital) to Sinopec Group Company.

According to the Cinda Agreement, the total consideration for the said transfer of shares is RMB9,000,000,000 in cash, payable by Sinopec Group Company to Cinda. According to the CDB Agreement, the total consideration for the said transfer of shares is RMB11,057,400,000 in cash, payable by Sinopec Group Company to CDB.

The Ministry of Finance of the People's Republic of China issued the Reply in relation to the Transfer by China Cinda Asset Management Corporation of part of the shares of China Petroleum & Chemical Corporation held by it on trust for China Construction Bank (Caijinhan [2004]108) and the Reply in relation to the Transfer by the China Development Bank of part of the shares of China Petroleum & Chemical Corporation held by it (Caijinhan [2004]107) on 2nd September 2004, approving the Share Transfers. Sinopec Group Company shall submit an application to the China Securities Regulatory Committee for a waiver from the requirement of a general offer by Sinopec Group Company as a result of the Share Transfers.

Prior to the Share Transfers, Sinopec Group Company, being the largest shareholder of Sinopec Corp., owned 47,742,561,000 state-owned shares, representing 55.06% of the total number of shares of Sinopec Corp. CDB, being the third largest shareholder of Sinopec Corp., owned 8,775,570,000 state-owned shares, representing 10.12% of the total number of shares of Sinopec Corp. Cinda, being the fourth largest shareholder of Sinopec Corp., owned 8,720,650,000 state-owned shares, representing 10.06% of the total number of shares of Sinopec Corp. Upon completion of the Share Transfers, Sinopec Group Company will hold an aggregate of 58,885,561,000 state-owned shares, representing 67.917% of the total number of shares of Sinopec Corp., CDB will hold 2,632,570,000 state-owned shares, representing 3.037% of the total number of shares of Sinopec Corp. and Cinda will hold 3,720,650,000 state-owned shares, representing 4.291% of the total number of shares of Sinopec Corp.

2. Other Information in relation to the Share Transfers

Sinopec Group Company, the transferee of the Share Transfers, is the largest shareholder of Sinopec Corp. while the transferors, CDB and Cinda, are the third and fourth largest shareholders of Sinopec Corp. respectively. Investors may wish to refer to the general background information on Sinopec Group Company, CDB and Cinda which Sinopec Corp. has disclosed in detail in the past.

For issues relating to the Share Transfers, Sinopec Group Company, CBD and Cinda will publish a report on the changes of shareholding of Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on 15th October 2004, and Sinopec Corp. and its board of directors encourage investors to refer to and consider the report for details of the Share Transfers.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

Sinopec Corp. will fulfil its disclosure obligations and report on the developments of the Share Transfers on a timely basis.

                                                   By Order of the Board
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, the PRC, 14th October 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.